

June 5, 2020

Mostafa Nagaty
Chief Financial Officer
KKR Real Estate Finance Trust Inc.
9 West 57th Street, Suite 4200
New York, NY 10019

      Re: KKR Real Estate Finance Trust Inc.
          Form 10-K for the year ended December 31, 2019
          Form 10-Q for the quarterly period ended March 31, 2020
          File No. 001-38082

Dear Mr. Nagaty:

      We have reviewed your filings and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2020

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Core Earnings , page 46

1.   We note a provision for credit losses, net of $55.3 million was recorded for the three months ended March 31, 2020, which is presented as an adjustment from Net Income (Loss) Attributable to Common Stockholders to Core Earnings. We also note on page 60 your period-to-period discussion with respect to the increase in the provision for credit losses, net, due primarily to the COVID-19 pandemic. Please tell us how you determined this adjustment was appropriate and if you intend to make similar adjustments to Core Earnings going forward.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction